15048077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Suite 200
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Heising 858-436-3180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 200	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS NAIMAN
Commission # 1984456
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2016

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2014

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

PKF

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC
San Diego, California

We have audited the accompanying financial statements of Independent Financial Group, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Independent Financial Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Independent Financial Group, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Independent Financial Group, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Independent Financial Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF
PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 24, 2015

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,273,780
Receivables from clearing organization, net of allowances of $5,000	674,909
Commission receivables	3,362,948
Other receivables, net	145,366
Other assets	163,980
Total current assets	6,620,983
Deposits with clearing organization	100,000
Property and equipment, net	511,560
Total assets	$ 7,232,543

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 311,692
Accrued commissions	3,917,422
Other accrued liabilities	501,891
Total current liabilities	4,731,005
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S CAPITAL	2,501,538
Total liabilities and member's capital	$ 7,232,543

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions and clearing	$ 78,926,262
Investment advisor fees	30,442,161
Insurance and due diligence fees	6,306,032
Other	2,743,584
Interest income	284,155
Total revenues	118,702,194
Expenses:	
Commissions and clearing	71,769,151
Investment advisor fees	26,729,855
Employee compensation and benefits	8,491,076
Outside services	2,870,416
Insurance	1,957,089
Meetings and conferences	1,804,938
Advertising and market development	1,017,770
Rent	580,000
Travel and entertainment	258,484
Office supplies and printing	225,648
Communication and technology	125,289
Licenses and registration fees	132,908
Other	169,087
Depreciation and amortization	92,502
Property taxes and tax fees	32,080
Total expenses	116,256,293
Net income	$ 2,445,901

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2013	$ 217,145	$ 1,663,492	$ 1,880,637
Distributions	-	(1,825,000)	(1,825,000)
Net income	-	2,445,901	2,445,901
Balance at December 31, 2014	$ 217,145	$ 2,284,393	$ 2,501,538

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,445,901
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	92,502
Decrease (increase) in assets:	
Receivables from clearing organization	356,338
Commission receivables	(350,118)
Other receivables	(55,667)
Other assets	(105,054)
Increase (decrease) in liabilities:	
Accounts payable	(132,733)
Accrued commissions	504,257
Other accrued liabilities	(1,230,612)
Intercompany payable	(186,817)
Net cash provided by operating activities	1,337,997
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(379,639)
Net cash used in investing activities	(379,639)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(1,825,000)
Net cash used in financing activities	(1,825,000)
Net decrease	(866,642)
Cash and cash equivalents at the beginning of the year	3,140,422
Cash and cash equivalents at the end of the year	$ 2,273,780
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Investment advisory, insurance and due diligence fees are recorded during the period in which services are provided.

Concentration of Credit Risk

The Company maintains cash balances with two financial institutions. At December 31, 2014, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2014, the Company had three products that comprised approximately 83% of commission receivables. For the year ended December 31, 2014, the Company had three products that comprised approximately 83% of commission and clearing revenues.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $27,000 within property taxes and tax fees in the accompanying statement of operations, which represents the California LLC fee paid by the Company in 2014.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2014, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2014, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2011.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Other Receivables, Net

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2014 was $1,017,770.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2014:

Furniture and fixtures	$	538,494
Equipment		102,920
Computers and software		272,191
		913,605
Less: Accumulated depreciation and amortization		(402,045)
Total property and equipment, net	$	511,560

For the year ended December 31, 2014, depreciation and amortization expense was $92,502.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2014, the Company had net capital of $1,356,390, which was $1,040,989 in excess of the required minimum net capital of $315,401. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 3.49 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under an expense sharing agreement. For the year ended December 31, 2014, the Company paid $7,676,191 to the parent company for employee compensation and benefits, which was included within total compensation expense of $8,491,076. Health insurance premiums and employee benefits included in the total compensation expense were paid directly to the providers by the Company. These amounts totaled $768,944. As of December 31, 2014, amounts owed to the parent company totaled $0 for payroll related expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

In 2014, the Company entered into a sublease agreement with its parent company under an expense sharing agreement with rent of approximately $62,000 per month and expiring on June 30, 2019. For the year ended December 31, 2014, rent expense totaled $580,000.

Future minimum lease commitments under this operating lease are as follows:

Years ending December 31,		
2015	$	744,000
2016		744,000
2017		744,000
2018		744,000
2019		372,000
	$	3,348,000

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2014. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 24, 2015.

SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Member's capital	$ 2,501,538
Less non-allowable assets:	
Commission receivables	(309,707)
Other receivables	(145,366)
Other assets	(163,980)
Property and equipment	(511,560)
Non-allowable assets	(1,130,613)
Less: Other deductions and/or changes	-
Net capital before haircuts on securities positions	1,370,925
Haircuts	
Money market funds	10,604
Undue concentration haircut	3,931
Total Haircuts Deduction	14,535
Net capital	$ 1,356,390
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 311,692
Accrued commissions	3,917,422
Other accrued liabilities	501,891
Total aggregate indebtedness	$ 4,731,005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 315,401
Net capital in excess of amount required	$ 1,040,989
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$ 883,290
Ratio of aggregate indebtedness to net capital	3.49 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2014.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

INDEPENDENT FINANCIAL GROUP, LLC

REPORT ON THE SIPC ANNUAL ASSESSMENT

PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2014

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Independent Financial Group, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Independent Financial Group, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 24, 2015

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

mailed 1/26/15 SG

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3261*********************MIXED AADC 220
022870 FINRA DEC
INDEPENDENT FINANCIAL GROUP LLC
12671 HIGH BLUFF DR STE 200
SAN DIEGO CA 92130-3018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 179,984

B. Less payment made with SIPC-6 filed (**exclude interest**) (86,500)

7-28-2014
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 93,484

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 93,484

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 93,484

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 20 15.

Managing Director / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

ım No.	Eliminate cents
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 110,702,193
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	41,438,965
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	676,441
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MEETING REVENUE, LEGAL FEE REIMBURSEMENT, E&O + FIDELITY COLLECTION FROM REPS, TECH FEE NET OF PRO [illegible] [illegible] [illegible] OVERAGE (Deductions in excess of $100,000 require documentation)	4,489,646
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 103,313	
Enter the greater of line (i) or (ii)	103,313
Total deductions	46,708,365
SIPC Net Operating Revenues	$ 71,993,828
General Assessment @ .0025	$ 179,984

(to page 1, line 2.A.)

INDEPENDENT FINANCIAL GROUP, LLC

REPORT ON EXEMPTION PROVISIONS

REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. § 15c3-3(k)

FOR THE YEAR ENDED DECEMBER 31, 2014

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule covering the period June 1, 2014 through December 31, 2014, in which (1) Independent Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Independent Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision (2)(i) (the "exemption provision") and (2) Independent Financial Group, LLC stated that Independent Financial Group, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Independent Financial Group, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Financial Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2015
San Diego, California

PKF
PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Independent
Financial Group™ LLC

12671 High Bluff Drive
Suite 200
San Diego, CA 92130

PHN: (858) 436-3180
(800) 269-1903
FAX: (858) 481-9033
URL: ifgsd.com

February 24, 2015

Mr. Robert Sporl
PKF
2020 Camino del Rio North, Suite 500
San Diego, CA 92108

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Sporl:

Pursuant to the referenced rule, the following information is provided.

Under our membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), Independent Financial Group, LLC conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Independent Financial Group, LLC met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Scott Heising
Managing Director